Filed pursuant to Rule 424(b)(3)
Registration No. 333-115760

ML JWH STRATEGIC ALLOCATION FUND L.P.

SUPPLEMENT DATED JANUARY 31,  2007 TO PROSPECTUS
DATED MAY 1, 2006

In accordance with the rules of the Commodity Futures Trading Commission (the “CFTC”), this Supplement updates certain information contained in the Prospectus dated May 1, 2006 (the “Prospectus”) of ML JWH Strategic Allocation Fund L.P. (the “Fund”). All capitalized terms used in this Supplement have the same meaning as in the Prospectus.

Prospective investors in the Fund should review carefully the contents of both this Supplement and the Prospectus.

This Supplement contains an updated version of the Fund allocations among JWH Programs set forth on page 2 of the Prospectus, an additional risk factor on page 11 of the Prospectus, new investment programs on page 44 of the Prospectus, certain revisions to the section “JWH Principals” on page 52 and an updated version of the performance record of the Fund set forth on pages 13-14 of the Prospectus.

The updated performance record must be read in conjunction with the notes on pages 15-16 of the Prospectus.

* * * * * * * * * * * * * * * * * * *

All information in the Prospectus is restated pursuant to this Supplement, except as updated hereby.

______________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

______________________________

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

______________________________

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
Selling Agent

MERRILL LYNCH ALTERNATIVE INVESTMENTS LLC
General Partner

The following information updates the “February 28, 2006 Fund Allocations Among JWH Programs” section set forth on page 2 of the Prospectus.

January 8, 2007 Fund Allocations Among
JWH® Programs

Due to performance differences, the following portfolio allocations may differ from the cash allocations among the programs. JWH® changes the programs and the allocations used for the Fund from time to time.

Name of Program	% of Fund Assets

JWH GlobalAnalytics®	25.0%
Financial and Metals Portfolio	25.0%
Worldwide Bond Program	17.5%
Currency Strategic Allocation Program	15.0%
Dollar Program	7.50%
JWH World Commodity Portfolio	5.0%
JWH Diversified Plus Program	5.0%

Total	100.0%

The following is a new risk factor which follows at the end of the “The Risks You Face” section on page 11 of the Prospectus.

Business Interruption Risk

During both 2004 and 2005, the operations of JWH at its Boca Raton, Florida, offices were disrupted by hurricanes which required recovery periods to re-establish communications and other utilities. JWH continued its trading operations during those periods without interruption from back up locations. Any future business interruption events, whether weather-related or otherwise, that affect the south Florida area could similarly disrupt the trading operations of JWH, despite the back up precautions it has established. JWH has a business continuity plan, but it cannot guarantee that business interruption events will not have an impact on its operations.

The following are new investment programs which follow at the end of the “JWH Trading Programs” section on page 44 of the Prospectus.

JWH COMMODITY PROGRAM
Commodity Focused

Market Sectors Traded:
Agricultural
Precious and Base Metals
Energy
Softs
Livestock

The JWH Commodity Program is a broadly diversified, commodity-only program that combines three two phase reversal systems with a systematic rebalancing strategy. The three trend-following models utilize different time horizons to permit multiple entry and exit points, as well as variations in positions based on different lengths of market trends. Market allocations are established to reflect long term average notional allocations for a broad based commodity market portfolio. Position sizes are adjusted (rebalanced) back to targeted portfolio weights quarterly. Changes in the relative notional value of contracts are reflected in new position exposures upon rebalancing. Market exposures for this program were chosen to maximize diversification in the commodity sector subject to liquidity constraints for each market. The program is designed to have lower volatility compared to most other JWH programs. Like all JWH programs, it is non-predictive, trend-following, disciplined and systematic.

The JWH Commodity Program has no performance record.

JWH DIVERSIFIED PLUS PROGRAM
Broadly Diversified

Market Sectors Traded:
Currencies
Energies
Meats
Grains
Interest Rates
Global Stock Indices
Precious and Base Metals
Softs

The JWH Diversified Plus Program is a broadly diversified program that combines three separate two phase reversal systems with a dynamic sizing of individual market positions based on volatility. The three trend-following models utilize different time horizons to permit multiple entry and exit points. Portfolio exposure will vary based on the relative positions (long or short) of the three models used. The program is designed to have lower volatility compared to most other JWH programs. Like all JWH programs, it is non-predictive, trend-following, disciplined and systematic.

The JWH Diversified Plus Program has no performance record for client accounts. Trading for a proprietary account began in August 2006.

The following information updates the “Performance of the Fund” section set forth on pages 13-14 of the Prospectus.

Performance of the Fund

The following are the monthly rates of return and the month-end Net Asset Value per Unit from January 1, 2001 through November 30, 2006. For performance information since inception (July 15, 1996), please see “Supplemental Performance of the Fund,” which is found starting on page 3 of Part Two Statement of Additional Information of the Prospectus dated May 1, 2006. There can be no assurance that the Fund will continue to perform in the future the way it has in the past.

ML JWH STRATEGIC ALLOCATION FUND L.P.
January 1, 2000--November 30, 2006
Aggregate Subscriptions: $1,977,389,071
Current Capitalization: $896,635,561
Worst Monthly Decline (Month/Year): (14.60)% (11/01)
Worst Peak-to-Valley Decline (Month/Year): (31.32)% (3/04-8/04)
Net Asset Value per Unit, November 30, 2006: $188.07
Number of Unitholders, November 30, 2006: 31,806

Month	Monthly Rates of Return	Month-End NAV per Unit
2001
January	(0.63)%	$172.60
February	(0.70)	171.38
March	11.35	190.83
April	(9.71)	172.29
May	2.51	176.63
June	(4.81)	168.12
July	(4.07)	161.28
August	6.00	170.97
September	2.94	175.99
October	4.20	183.39
November	(14.60)	156.62
December	8.52	169.97
Compound Rate of Return	(2.15)%
2002
January	(0.91)%	$168.42
February	(3.43)	162.64
March	(5.21)	154.17
April	0.91	155.57
May	8.62	168.98
June	20.11	202.97
July	7.24	217.66
August	3.86	226.06
September	6.17	240.00
October	(7.83)	221.21
November	(6.63)	206.54
December	6.28	219.52
Compound Rate of Return	29.15%

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

2003
January	14.45%	$251.24
February	7.38	269.78
March	(6.60)	251.99
April	2.72	258.85
May	5.17	272.23
June	(8.58)	248.88
July	(0.50)	247.63
August	3.75	256.91
September	(9.33)	232.93
October	(8.40)	213.37
November	1.17	215.88
December	9.14	235.60
Compound Rate of Return	7.33%
2004
January	3.80%	$244.57
February	8.73	265.91
March	(5.35)	251.68
April	(10.86)	224.34
May	(6.36)	210.08
June	(10.58)	187.86
July	(2.34)	183.46
August	(0.45)	182.64
September	10.25	201.36
October	19.71	241.05
November	11.21	268.07
December	(2.89)	260.33
Compound Rate of Return	10.50%
2005
January	(13.89)%	$224.16
February	(4.89)	213.19
March	0.00	213.18
April	(10.79)	190.18
May	9.40	208.05
June	2.20	212.63
July	1.33	215.46
August	(0.23)	214.97
September	0.06	215.10
October	(0.05)	214.98
November	8.28	232.78
December	(11.72)	205.50
Compound Rate of Return	(21.05)%
2006
January	(3.40)	198.52
February	(8.87)	180.91
March	5.65	191.14
April	11.55	213.21
May	(0.34)	212.48
June	(10.97)	189.18
July	(6.57)	176.75
August	7.89	190.69
September	(0.06)	190.58
October	(7.05)	177.15
November	6.16	198.52
Compound Rate of Return (11 mos.)	(8.49)%

CUMULATIVE STATISTICS
Correlation Coefficient vs. S&P 500: (0.23) / Beta vs. S&P 500: (0.45) / Sharpe Ratio: (0.04)
All financial information relates to the performance of the
joint venture between the Fund and JWH, not of the Fund itself.
See Notes to Performance of the Fund on page 15 of the Prospectus dated May 1, 2006.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

The following information updates the “JWH Principals” section set forth on page 52 of the Prospectus by deleting the biography of Mark S. Rzepczynski and by including the following information:

Effective January 3, 2007, Mr. Kenneth S. Webster is the president and chief operating officer of JWH.

Effective January 3, 2007, Mr. Matthew J. Driscoll is chief investment officer and director of research of JWH.

The biographies of Mr. Webster and Mr. Driscoll appear in the Disclosure Document.

Effective January 3, 2007, Michael Flannery is chief trader of JWH. Mr. Flannery joined JWH in November 1997 and has served as trading desk manager since January 1998.

Mr. Flannery began his career in 1987 with Refco, Inc. where he held positions of increasing responsibility in research, operational systems development and brokerage services until late 1990. From late 1990 until May, 1994, he was co-founder, president and head trader of MTF Ltd., a 24-hour trading operation that was responsible for the execution and implementation of multiple trading systems for a high net worth investor. From May 1994 until January 1995, he was partner and head trader for Lindahl & Flannery Capital Management, a diversified futures portfolio manager that was based on the proprietary trading disciplines developed by partner John Lindahl. Prior to joining JWH in late 1997, Mr. Flannery was a Vice President and Operations Manager at Refco Institutional Management (RIM), which provided brokerage services to the commodity trading advisor and hedge fund community. Mr. Flannery received a BA in Sociology and Economics from Yale University in 1987.

Effective January 12, 2007 Dr. Mark S. Rzepczynski is no longer associated in any capacity with JWH or any of its affiliated companies.

ACKNOWLEDGMENT OF RECEIPT OF THE
SUPPLEMENT DATED JANUARY 31, 2007 TO THE PROSPECTUS
DATED MAY 1, 2006 OF ML JWH STRATEGIC ALLOCATION FUND L.P.

The undersigned hereby acknowledges that the undersigned has received a copy of the Supplement dated January 31, 2007 to the Prospectus dated May 1, 2006 of ML JWH Strategic Allocation Fund L.P.

INDIVIDUAL SUBSCRIBERS:	ENTITY SUBSCRIBERS:

_____________________________	______________________________
(Name of Entity)

_____________________________	By:____________________________
Signature of Subscriber(s)

Title:___________________________
(Trustee, partner or authorized officer)

Dated: ____________________________

A signed copy of this Acknowledgment of Receipt of this January 31, 2007 Supplement and the Subscription Agreement and Power of Attorney signature page from the May 1, 2006 Prospectus must be returned
to your Merrill Lynch Financial Advisor.